Exhibit  (28) c


Alexander Mark Investments USA,Inc.
Consolidated Statement of Operations
(in Thousands except EPS)

                                     Meteor
                               AMI   Technology
                           FY Ended  FY Ended
                            Audited  Audited/                Pro
                                     Converted
                           30-Apr-97 31-May-97 Adjustments   Forma

REVENUES

   Sales                           $         $          $          $
                                  -   6,283.0          -    6,283.0

     Cost
       of                         -   4,415.4          -    4,415.4
    Sales

    Gross
   Profit                         -   1,867.6          -    1,867.6

   Operating
   Expenses:

  Administrative                 -   2,355.5          -    2,355.5
   Expenses

  Interest                       -      32.3          -       32.3
   Expense

    Total
   Operating                     -   2,387.8          -    2,387.8
   Expenses

   Discontinued                  -         -          -          -
   Operations

   Net                             $         $          $          $
  Loss                            -   (520.2)          -    (520.2)


    Net                                                         $
     Loss                                                    (0.07)
      per share

   Weighted
   Average
   Shares Outstanding                                      7,542,220


           Alexander Mark Investments (USA), Inc.
           Notes to Pro Forma Financial Statements
                         (Unaudited)

NOTE 1: The respective financial statements were derived from the following reports:
        Alexander Mark Investments (USA), Inc.: audited financial statements of Alexander Mark Investments
        (USA), Inc. (AMI), formerly Danzar Investment Group, Inc., for the fiscal period ended April 30, 1997 and unaudited interim financial statements for the period ended October 31, 1997. Meteor Technology plc: audited financial statements from Meteor Technology plc (Meteor) for the fiscal year ended May 31, 1997. Digiphone International
        Limited: audited financial statements of Digiphone International Limited ("Digiphone") for the period end May 31, 1997.

        At May 31, 1997 Digiphone was a wholly owned subsidiary of Meteor and was consolidated with Meteor's May 31, 1997 financial statements. All intercompany transactions were eliminated for this consolidation. Digiphone had no transactions during the period and the minor expenses of the company were met by Meteor. Digiphone's May 31, 1997 balance sheet consists of a receivable from Meteor and an equal amount of issued share capital. These amounts were eliminated as intercompany transactions on Meteor's May 31, 1997 Balance Sheet.

        At May 31, 1997 a portion of Meteor's notes payable balance included a note payable for $828,250 to Camelot Corporation (Camelot). This note was created when funds were received for Camelot for subscription of additional Meteor Loan Stock. On December 3, 1997 Camelot and Meteor entered into a conditional agreement whereby Camelot would acquire 100% of the issued share capital of Digiphone in exchange for the cancellation of the $828,250 note due from Meteor.

NOTE 2: Adjustments:

        A) Meteor's current liabilities were increased to reflect the amount payable to Digiphone. The offset to this adjustment was a decrease in Meteor's stockholder's equity. The 100,000 pounds owed translates to $166,800 in US dollars.

        B) The notes payable in the amount of $828,250, (500,000 pounds), was eliminated to reflect the
        December 3, 1997 conditional agreement between Camelot and Meteor. The offset was an increase to Meteor's stockholder's equity.

        C) The financial statements reflect the 43 per cent minority interest in the outstanding voting share capital of Meteor held by the minority shareholders of Meteor and not owned by the company. The minority interest is based on the proportioned share of the consolidated net assets of Meteor Technology on a historical basis. The
        minority    interest   after   the   December    3rd
        transaction was $350,500.

        D) Meteor Technology financial presentation is based on the accounting rules of the United Kingdom. The Pro Forma balance sheet reflects adjustments to present financial statements per US GAAP accounting rules. The adjustments included presenting current assets first on the balance sheet, reclassing creditors payable due within one year to the liability section from the current asset section, reclassing creditors payable greater than one year to notes payable, and combining reserve amount and profit and loss account into retained earnings. Total assets and liability amounts were not changed except for as noted in "E" below.

        E) Meteor Technology's financial statements were converted from British Pounds to US dollars based on US accounting guidelines. The conversion rate for the balance sheet was based on the published exchange rate at October 31, 1997, one pound equals $1.67. The conversion used for the statement of operations was based on an average exchange rate for the twelve months ended May 31, 1997. This conversion rate was one pound equaled $1.62.

        F) The stockholder's equity account were adjusted to reflect the issuance of 6,787,998 no par value common shares of AMI stock for the 40,727,988 shares, approximately 57%, of the outstanding stock of Meteor Technology.

        G) The pro forma weighted average shares outstanding is based on the 100 for 1 reverse stock split that Alexander Mark Investments (USA), Inc. shareholders approved and on the new shares issued in "F" above for the 57% interest in Meteor Technology. AMI had 74,940,317 shares before the reverse split. New shares issued were 6,787,998, and the total shares now outstanding is 7,542,220.